SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35344

Deregistration under Section 8(f) of the Investment Company Act of 1940

September 27, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of September 2024. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed
below, or for an applicant using the Company name search field, on the SEC's EDGAR
system. The SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the
SEC's Public Reference Room at (202) 551-8090. An order granting each application will be
issued unless the SEC orders a hearing. Interested persons may request a hearing on any
application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the
relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the
relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
October 22, 2024, and should be accompanied by proof of service on applicants, in the form of
an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing
requests should state the nature of the writer's interest, any facts bearing upon the desirability
of a hearing on the matter, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Blackstone Floating Rate Enhanced Income Fund [File No. 811-23270]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 13, 2024, and August 12, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $403,791 incurred in connection with the liquidation were paid by the applicant's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on August 13, 2024, and amended on September 6, 2024.

Applicant's Address: 345 Park Avenue, 31st Floor, New York, New York 10154.

ClearBridge MLP and Midstream Fund Inc. [File No. 811-22405]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to ClearBridge Energy Midstream Opportunity Fund Inc., and on September 9, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $615,375 incurred in connection with the reorganization were paid by the applicant and the acquiring fund, and/or their affiliates.

Filing Date: The application was filed on September 9, 2024.

Applicant's Address: 620 Eighth Avenue, 47th Floor, New York, New York 10018.

ClearBridge MLP and Midstream Total Return Fund Inc. [File No. 811-22693]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to ClearBridge Energy Midstream Opportunity Fund Inc., and on September 9, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $274,580 incurred in connection with the reorganization were paid by the applicant and the acquiring fund, and/or their affiliates.

Filing Date: The application was filed on September 9, 2024.

Applicant's Address: 620 Eighth Avenue, 47th Floor, New York, New York 10018.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Vanessa A. Countryman,

Secretary.